Christopher D. Menconi
+1.202.373.6173
christopher.menconi@morganlewis.com

April 22, 2016

VIA EDGAR

Mr. James E. O’Connor
U.S. Securities and Exchange Commission
100 F Street, NE
 Washington, DC 20549

Re:	Exchange Traded Concepts Trust (File Nos. 333-156529 and 811-22263) Post-Effective Amendment No. 141 to the Registrant’s Registration Statement on Form N-1A

Dear Mr. O’Connor:

This letter responds to Staff comments on Post-Effective Amendment No. 141 to Exchange Traded Concepts Trust’s (the “Registrant”) registration statement (“Amendment No. 141”), which you provided on December 29, 2015. Amendment No. 141 was filed with the Securities and Exchange Commission (the “Commission”) on November 12, 2015 pursuant to Rule 485(a)(1) under the Securities Act of 1933 (“1933 Act”) for the purpose of registering a new series of the Registrant, the CrowdInvest Wisdom ETF (the “Fund”). Summaries of the Staff’s comments and our responses thereto on behalf of the Registrant are provided below. Capitalized terms not defined herein should be given the meaning provided in Amendment No. 141.

Prospectus Comments

1.
Comment: Please revise the investment objective to state that the Fund seeks to provide investment results that, before fees and expenses, “track,” rather than “correspond generally to,” the total return performance of the CrowdInvest Wisdom Index (the “Index”).

Morgan, Lewis & Bockius llp 1111 Pennsylvania Avenue, NW
Washington, DC 20004 United States	+1.202.739.3000 +1.202.739.3001

Mr. James E. O’Connor
April 22, 2016

Response: The Registrant has revised the Fund’s investment objective as requested. However, the Registrant notes that the use of the term “correspond” is consistent with the terms of the Registrant’s exemptive relief for index-based ETFs.1

2.
Comment: Please consider disclosing additional information regarding the CrowdInvest Internet Platform. For example, please consider disclosing information regarding: the creation and maintenance of the mobile application; the purpose of the application, how it is accessed, and who can access it; the number of users of the application currently; and the qualifications of users of the application to pick stocks. Please state whether users can invest through the application. In addition, please explain how the Index Provider obtains the information on which the Index is based, and whether that information is publicly available.

Response: We have added disclosure responsive to this comment. With respect to the current number of users of the application, the Registrant notes that this is a dynamic number and therefore respectfully declines to disclose this information in the registration statement, which is only updated once per year. The Registrant further notes, however, that as of the date of this response, there are over 550 registered users of the application.

3.
Comment: In your response letter, please explain whether the Index is governed by a strict set of rules, such as a minimum number of voters, and whether the Adviser is able to influence the composition of the Index and if so, the extent to which it is able to do so. Please describe or provide the Staff with a sample ballot.

Response: The Index is a rules-based index that was created and is rebalanced pursuant to those rules. There is no minimum number of voters required to rebalance the Index, and the Adviser has no ability to influence the composition of the Index. A sample ballot is attached as Exhibit A hereto.

4.	Comment: In your response letter, please disclose the number of companies that are typically included in the eligible universe.
Response: The eligible universe consists of approximately 200 stocks.

[1]
See In the Matter of Exchange Traded Concepts Trust, et al., File No. 812-13963 (filed on July 15, 2013) (“The investment objective of each Fund is or will be to provide investment results that closely correspond, before fees and expenses, to the performance of its Underlying Index.”); see also Investment Company Act Release Nos. 30634 (July 29, 2013) (notice) and 30674 (Aug. 26, 2013) (order) (“Each fund holds or will hold certain securities . . . selected to correspond generally to the performance of the Underlying Index.”).

Mr. James E. O’Connor
April 22, 2016

5.	Comment: Please provide the Staff with a copy of the white paper that describes in detail the Index methodology.
Response: The requested methodology is attached as Exhibit B hereto.

6.
Comment: Please explain the timing of when Index constituents are added to and removed from the Index in connection with the monthly rebalance. In particular, please explain whether any lag time exists between the end of the Monthly Vote and the implementation of the rebalance.

Response: The voting period for each Monthly Vote closes at midnight on the last calendar day of the month. The votes are aggregated and results are sent to the Index Provider. The Index Provider calculates the new index based on the methodology rules and implements the changes to be effective on the fourth trading day of the month prior to the market open. We have added disclosure to this effect under “Principal Investment Strategies.”

7.	Comment: Please describe the safeguards the Index Provider employs to prevent manipulation of the Index, including whether it would be possible for a single user to vote multiple times.
Response: The Index Provider employs a number of safeguards to prevent manipulation of the Index. Each user of the Platform is required to use a verified email, Facebook, or Twitter account to sign into the application. In addition, during each Monthly Vote, a user may only vote once on each Eligible Component. That is, a single user cannot vote on a stock more than once per month. CrowdInvest also conducts audits of the Monthly Vote, reviewing such metrics as the number of votes received per stock from new users. Finally, the Index methodology permits the replacement of a maximum of four names at each rebalance (subject to certain exceptions described in the Index methodology), making it difficult for a user to manipulate the Index.

8.
Comment: The Staff notes that the Fund may invest in other investment companies. In your response letter, please explain how investing in other investment companies would allow the Fund to track the Index.

Response: The Registrant has determined to remove other investment companies from the Fund’s principal investment strategies.

9.	Comment: Please confirm that the definition of concentration in the fifth paragraph under “Principal Investment Strategies” is the definition of concentration applicable to open-end funds.
Response: The disclosure has been revised to conform the definition to that provided in Instruction 4 to Item 9(b)(1).

Mr. James E. O’Connor
April 22, 2016

10.
Comment: The Staff notes that the Fund expects portfolio turnover risk to be a principal risk of the Fund. In the disclosure regarding portfolio turnover risk, please disclose the potential tax consequences of high portfolio turnover. In addition, please confirm whether the Fund or the Adviser will be responsible for paying brokerage costs.

Response: We have revised the disclosure as requested. With respect to brokerage costs, the Registrant notes that pursuant to an investment advisory agreement between the Registrant, on behalf of the Fund, and the Adviser, the Adviser has agreed to pay all expenses incurred by the Fund except for brokerage costs and other customarily excluded expenses. Accordingly, the Registrant confirms that brokerage costs are paid by the Fund, not the Adviser.

11.
Comment: Under “Performance Information,” please include the additional disclosure that is required by Item 4(b)(2)(i) of Form N-1A, which explains that updated performance information is available and provides a Web site address and/or toll-free (or collect) telephone number where the updated information may be obtained.

Response: The Registrant respectfully declines to make the requested change and notes that, because the Fund has not yet commenced investment operations, the additional disclosure required by Item 4(b)(2)(i) of the Form is not currently applicable.

12.	Comment: Under “Principal Risks - Platform User Bias Risk,” please disclose that users of the Platform may have no financial expertise and may do no research on companies when voting.
Response: We have revised the disclosure as requested.

13.	Comment: Under “Tax Information,” please indicate that fund distributions may be taxed when withdrawn from tax-deferred arrangements.
Response: We have revised the disclosure as requested.

14.
Comment: The Staff notes the discussion under “Additional Principal Risk Information - Index Tracking Risk” regarding mathematical compounding. If the Index does not have the effect of compounding built into its returns, please disclose this information.

Response: We have revised the disclosure to remove the reference to mathematical compounding.

15.
Comment: Although the disclosure indicates that the Fund, in conformity with its order, will invest “at least” 80% of its assets in the securities of the companies included in the Index, it is the Staff’s position that the Fund, as an index fund, is expected to invest more than 80% of its assets in the Index. Please disclose how the Fund will comply with the Staff’s position.

Mr. James E. O’Connor
April 22, 2016

Response: The Fund’s 80% policy and its ability to invest up to 20% of its assets in non-Index securities and other instruments are explicitly permitted by its exemptive relief. However, the Registrant notes that the Fund generally expects to invest more than 80% of its assets in its Index.

16.
Comment: Please consider relocating the disclosure under “Other Considerations” regarding the possible imposition of a 12b-1 fee after the Fund’s first twelve months of operation to the summary, especially if other series of the Registrant have imposed a 12b-1 fee.

Response: The Registrant respectfully declines to make the suggested revision. The current disclosure is consistent with the requirements of Form N-1A. The Registrant notes that to date, none of the other series of the Registrant that have adopted a 12b-1 plan have imposed a 12b-1 fee.

17.
Comment: On the back cover page, please disclose that the Fund’s Prospectus and SAI may be available from the financial intermediary (such as a broker-dealer or bank) through which shares of the Fund may be purchased or sold. Please also include the required information about prompt delivery.

Response: We have added disclosure to the effect that the Fund’s Prospectus and SAI may be available from the financial intermediary through which shares of the Fund may be purchased or sold. The Registrant respectfully declines, however, to make the suggested revision regarding prompt delivery. The Registrant notes that Instruction 3 to Item 1(b) does not prescribe that such information be disclosed.

SAI Comments

18.
Comment: The Staff notes that the SAI contains disclosure regarding investments in preferred stock, convertible securities, rights, and warrants. Please explain the circumstances under which the Fund would be investing in those securities.

Response: The Fund does not currently intend to invest in such instruments, but may do so in the future. Accordingly, the Registrant has included this disclosure in the SAI only.

Mr. James E. O’Connor
April 22, 2016

19.	Comment: Under “Description of Permitted Investments - Business Development Companies,” please remove the last three sentences of the first paragraph, which may be misleading to shareholders.
Response: We have revised the disclosure as requested.

20.	Comment: Please confirm that the Fund’s lending policy will comply with the 1940 Act’s explicit prohibition on making loans to affiliates.
Response: The Registrant confirms that the Fund’s lending policy will comply with the 1940 Act’s explicit prohibition on making loans to affiliates.

***************

The Registrant acknowledges that it is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission and that it may not assert Commission Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. The Registrant further acknowledges that Commission Staff comments or changes to disclosures in response to Commission Staff comments in a filing reviewed by the Commission Staff do not foreclose the Commission from taking any action with respect to such filing.

Please do not hesitate to contact the undersigned at 202.373.6173 if you have any questions concerning the foregoing.

Sincerely, /s/ Christopher D. Menconi Christopher D. Menconi

Mr. James E. O’Connor
April 22, 2016

EXHIBIT A

Mr. James E. O’Connor
April 22, 2016

EXHIBIT B

Index Methodology

The CrowdInvest Index is based on data collected through the CrowdInvest internet platform. The first phase of the platform is the CrowdInvest IOS mobile app.

CrowdInvest Internet Platform

On the platform, users are shown a random stock symbol from a specified universe. The last price (15 minutes delayed), a chart, and an option to see a description of the company and some fundamentals accompany the graphic. The user has three choices when a symbol appears. He can slide the symbol up to go “long” the stock, meaning he believes the stock will go up, slide the symbol down to go “short” if the user believes the stock will go down, or alternatively, slide the button right to “skip” the stock, which allows the user to see another randomly generated stock symbol and repeat the process. Alternatively, users can input a company’s stock symbol directly to vote “long” or “short” that stock.

The original universe used to generate random stock symbols is the S&P 500. However, if a user enters a stock manually, that stock automatically becomes part of the universe of stocks that all users vote from.

How votes are calculated

The alpha component of the index is the percentage of net “long” votes a stock attains for the period. “Short” votes negate “long” votes.

The specific calculation is:

(# of long votes for specific stock in period)-(# of short votes for specific stock in period)
_______________________________________________________________________________________* 100

S of all votes in period

These calculations are made real time. However, the calculation period for the index is calculated with the number of votes during the calendar month.

How index is constructed

The percentage of net long votes is the alpha component for the construction of the index. The index is rebalanced monthly with the following constraints:

1.	Only stocks whose average daily volume (ADV) during the past 20 trading days exceeds $15 million per day are included in the index. “ADV” is calculated as the average of the daily closing price multiplied by the daily shares traded for the past 20 trading days.

2.	Stocks are ranked and weighted by the percentage of votes they receive from the app with minimum and maximum weights of 1% and 4.9%, respectively. The top 35 names, defined by the highest net votes from the platform are chosen.

Mr. James E. O’Connor
April 22, 2016

3.	Weights are redistributed according to the percentage of votes each name received.

4.	Stocks with the highest market capitalization resolve ties.

5.	Turnover is constrained to a maximum of 3 names per month. However, if the vote has greater than 18 new names, turnover is increased to 4 names. However, if a stock is in the index for more than 6 months and not in the top 100 in terms of net votes for those same 6 months, the stock is removed and the turnover is increased by the number of stocks that need to be removed, up to a maximum of 3 additional names. The stocks that have been in the index, but not voted in the top 100, the longest have priority for removal. Then priority is given to those stocks with the least votes when last voted in the top 100. Market capitalization resolves remaining ties, with the smallest market capitalization names removed first.

6.	Stocks with the lowest percentage of votes from the previous month are replaced with stocks with the highest percentage of votes from the most current month.

7.	If there are not enough votes to calculate the index, the index defaults to an equal weighting of 35 stocks from the voting universe with the highest market capitalizations. The voting universe is defined as the universe of stocks on the company’s internet platform from which users vote.